UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 21, 2023

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	21 April 2023

Release Number	9/23

BHP OPERATIONAL REVIEW

FOR THE NINE MONTHS ENDED 31 MARCH 2023

•	A colleague, Jody Byrne, tragically was fatally injured in a rail incident in our Port Hedland operations in February.

•

Production guidance for the 2023 financial year remains unchanged for iron ore, metallurgical coal and energy coal. Strong performance means Olympic Dam and Pampa Norte are expected to be toward the upper end of their guidance ranges, while BHP Mitsubishi Alliance (BMA) is expected to be at the bottom of its range.

•

Production guidance at Escondida has been lowered to between 1,050 and 1,080 kt (from between 1,080 and 1,180 kt). Given the strong performance at the other copper assets, full year total copper production guidance remains unchanged at between 1,635 and 1,825 kt. Full year nickel production has been lowered to between 75 and 85 kt (from between 80 and 90 kt).

•

Western Australia Iron Ore (WAIO) achieved record production of 212.6 Mt (100% basis) for the nine month period. Pleasingly, there was no significant damage or reported injuries at our WAIO sites as a result of Tropical Cyclone Ilsa. Our Port Hedland operations were suspended in coordination with the Pilbara Ports Authority.

•	Full year unit cost guidance[1] remains unchanged from the half year period ended 31 December 2022. Escondida and WAIO are expected to be at the top of their respective ranges.

•

On 13 April 2023, shareholders of OZ Minerals Ltd (OZL) voted to approve the scheme of arrangement for BHP to acquire 100 per cent of the shares in OZL. The Scheme became effective on 18 April 2023 and is expected to be implemented on 2 May 2023.

•	The South Australian government has granted environmental approval for the next phase of exploration drilling at Oak Dam.

•	BHP has identified a new copper porphyry mineralised system, Ocelot, in the Miami-Globe copper district in Arizona, United States.

BHP Chief Executive Officer, Mike Henry:

“Safety is paramount, and we are deeply saddened by the tragic death of Jody Byrne in an incident at Port Hedland in February. An investigation into the cause of the incident is underway, the findings of which will be shared widely.

“Our WA iron ore business achieved record production, and total copper output for the Group was up for the nine months, while metallurgical coal volumes were down slightly due to significant wet weather. Overall copper production for the year remains on track, however we’ve reduced production guidance at Escondida and also at Nickel West. We continue to focus on safety, productivity and costs as we navigate ongoing challenges and inflationary impacts.

“Last week, OZ Minerals shareholders voted overwhelmingly in favour of BHP’s offer. We are now focused on the safe integration of the two businesses and we look forward to building an internationally competitive copper business in South Australia and incorporating West Musgrave into our nickel options in Western Australia. We are pursuing growth options in copper and nickel globally – we aim to have up to 10 drill rigs on the ground at Oak Dam in South Australia in the next few months and have seen promising results from a potential new copper prospect in Arizona. In Canada, we signed $260 million (CAD) in new contracts with Indigenous suppliers in March, and construction of the Jansen potash project is on track.

“Recent engagements with customers in China and India have reaffirmed our positive outlook for commodity demand, with China’s economic rebound and solid momentum in India’s steelmaking growth helping to offset the impact of slowing growth in the US, Japan and Europe.”

BHP Operational Review for the nine months ended 31 March 2023	1

Summary

Operational performance

Production and guidance are summarised below.

Production	Mar YTD23	Mar Q23	Mar YTD23 vs Mar YTD22	Mar Q23 vs Mar Q22	Mar Q23 vs Dec Q22	Previous FY23 guidance	Current FY23 guidance
Copper (kt)	1,240.3	405.9	12%	10%	(4%)	1,635 – 1,825	1,635 – 1,825	Unchanged
Escondida (kt)	762.3	251.6	7%	11%	(2%)	1,080 – 1,180	1,050 – 1,080	Lowered
Pampa Norte (kt)	220.3	73.0	8%	7%	(5%)	240 – 290	240 – 290	Upper end
Olympic Dam (kt)	155.8	51.7	88%	33%	(5%)	195 – 215	195 – 215	Upper end
Antamina (kt)	101.9	29.6	(8%)	(18%)	(16%)	120 – 140	120 – 140	Unchanged
Iron ore (Mt)	191.7	59.8	1%	0%	(11%)	249 – 260	249 – 260
WAIO (Mt)	188.5	58.7	1%	0%	(11%)	246 – 256	246 – 256	Unchanged
WAIO (100% basis) (Mt)	212.6	66.2	1%	(1%)	(11%)	278 – 290	278 – 290	Unchanged
Samarco (Mt)	3.3	1.0	7%	5%	(4%)	3 – 4	3 – 4	Top end
Metallurgical coal - BMA (Mt)	20.5	6.9	(2%)	(13%)	0%	29 – 32	29 – 32
BMA (100% basis) (Mt)	41.1	13.9	(2%)	(13%)	0%	58 – 64	58 – 64	Bottom end
Energy coal – NSWEC (Mt)	9.4	3.9	(4%)	53%	38%	13 – 15	13 – 15	Unchanged
Nickel (kt)	58.0	19.6	0%	5%	11%	80 – 90	75 – 85	Lowered

Production	Mar YTD23 (vs Mar YTD22)	Mar Q23 (vs Dec Q22)	Mar Q23 vs Dec Q22 commentary
Copper (kt)	1,240.3 12%	405.9 (4%)	Lower concentrate volumes at Escondida reflect the impact of different ore feed sources on throughput and recovery performance, and lower volumes at Olympic Dam as a result of reduced refinery productivity following the tie-in of minor upgrade works.
Iron ore (Mt)	191.7 1%	59.8 (11%)	Lower volumes at WAIO due to the temporary shutdown of all operations following the tragic fatality in February, and the planned tie-in activity of the Port Debottlenecking Project 1 (PDP1).
Metallurgical coal (Mt)	20.5 (2%)	6.9 0%	Production in line with the prior period despite continued significant wet weather.
Energy coal (Mt)	9.4 (4%)	3.9 38%	Higher production following improved weather, labour stability and strip ratios, and a reduced proportion of washed coal.
Nickel (kt)	58.0 0%	19.6 11%	Higher volumes due to planned maintenance at the smelter and refinery in the prior quarter and increased purchases of third party products.

Corporate update

Portfolio

In February, BHP issued US$2.75 billion in senior unsecured bonds in the US market comprising: US$1.0 billion in three-year bonds; US$1.0 billion in five-year bonds; and US$0.75 billion in 10-year bonds with the proceeds intended for general corporate purposes.

On 13 April, BHP announced that OZ Minerals Ltd (OZL) shareholders approved the scheme of arrangement for BHP to acquire 100 per cent of the shares in OZL (the Scheme). The Scheme became effective on 18 April 2023 and is expected to be implemented on 2 May 2023. Once effective, the acquisition of OZL and its assets will provide BHP with further exposure to copper, nickel and uranium. OZL’s shareholders will be paid total cash consideration of A$28.25 per OZL share, comprising the scheme consideration paid by BHP of A$26.50 for each OZL share held at the scheme record date, which is 24 April 2023, and a fully franked special dividend paid by OZL of A$1.75 for each OZL share held on the special dividend record date, which is 21 April 2023. The cash payment by BHP will be funded using a combination of BHP’s existing cash reserves and the proceeds of a debt facility.

BHP Operational Review for the nine months ended 31 March 2023	2

Decarbonisation

Throughout the March 2023 quarter we continued to make progress towards our decarbonisation targets and goals and supported efforts to reduce greenhouse gas (GHG) emissions across our value chain. For example:

•

BHP signed an agreement with Hatch to design an electric smelting furnace (ESF) pilot plant to demonstrate a pathway to lower carbon dioxide (CO2) intensity in steel production using iron ore from our WAIO mines. Estimates show that reductions of more than 80 per cent in CO2 emissions intensity are potentially achievable processing Pilbara iron ores through a Direct Reduced Iron (DRI)-ESF pathway, compared to the current industry average using the conventional blast furnace route.

•

BHP expanded its Memorandum of Understanding (MoU) with China’s HBIS Group, one of the world’s largest steelmakers and a major iron ore customer of BHP, to incorporate a pilot of carbon capture and utilisation technology at HBIS’s steel operations in China.

•

BHP announced the trial of Hydrotreated Vegetable Oil (HVO) to power haul trucks and other mining equipment over an initial three-month trial period at the Yandi iron ore operations in Western Australia in collaboration with BP. The HVO has internationally recognised certification as being sourced from more sustainable feedstocks such as waste products.

Copper

Production

	Mar YTD23	Mar Q23	Mar YTD23 vs Mar YTD22	Mar Q23 vs Mar Q22	Mar Q23 vs Dec Q22
Copper (kt)	1,240.3	405.9	12%	10%	(4%)
Zinc (t)	86,226	23,612	(10%)	(28%)	(21%)
Uranium (t)	2,593	833	62%	7%	(12%)

Copper – Total copper production increased by 12 per cent to 1,240 kt. Guidance for the 2023 financial year remains unchanged at between 1,635 and 1,825 kt.

Escondida copper production increased by seven per cent to 762 kt primarily due to higher concentrator feed grade of 0.79 per cent, compared to 0.74 per cent in the nine months to March 2022. The positive impact of higher grade was partially offset by the impact of road blockades across Chile in the December 2022 quarter, which reduced availability of some key mine supplies. Full year production has been lowered to between 1,050 and 1,080 kt (from between 1,080 and 1,180 kt) as we manage geotechnical risk in a high grade section of the Escondida pit. This has led to a resequencing of the mine plan, resulting in lower volumes of mined ore and increased processing of lower grade stockpiles through the concentrators. Concentrator feed grade is expected to improve in the June 2023 quarter, compared to the nine months ended March 2023. Medium term guidance of 1.2 Mtpa of copper production on average over the next five years remains unchanged.

Pampa Norte copper production increased by eight per cent to 220 kt as a result of higher concentrator throughput at the Spence Growth Option (SGO). Full year production is expected to be towards the upper end of the guidance range of between 240 and 290 kt. The SGO plant modifications which commenced in August 2022 are planned to be completed in the 2023 calendar year. Expected capital expenditure for the works remains unchanged at approximately US$100 million. Further studies are ongoing for additional capacity uplift at SGO. Cerro Colorado continues to transition towards planned closure at the end of the 2023 calendar year.

Olympic Dam copper production of 156 kt was an increase of 88 per cent on the prior period, primarily as a result of the major smelter maintenance campaign (SCM21) across the December 2021 and March 2022 quarters. Continued strong concentrator and smelter performance has delivered record concentrate smelted for the nine month period. The March 2023 quarter was also a record gold production quarter, contributing to a record nine months for both gold and silver production following the implementation of debottlenecking initiatives in the prior year. Copper production is expected to be towards the upper end of the guidance range for the 2023 financial year at between 195 and 215 kt.

Antamina copper production decreased by eight per cent to 102 kt reflecting expected lower copper feed grades, partially offset by higher throughput. Zinc production was 10 per cent lower at 86 kt reflecting expected lower zinc feed grades, partially offset by higher throughput. Production guidance remains unchanged for the 2023 financial year, with copper production of between 120 and 140 kt, and zinc production of between 115 and 135 kt.

BHP Operational Review for the nine months ended 31 March 2023	3

Iron ore

Production

	Mar YTD23	Mar Q23	Mar YTD23 vs Mar YTD22	Mar Q23 vs Mar Q22	Mar Q23 vs Dec Q22
Iron ore production (kt)	191,748	59,773	1%	0%	(11%)

Iron ore – Total iron ore production increased by one per cent to 192 Mt. Guidance for the 2023 financial year remains unchanged at between 249 and 260 Mt.

WAIO production increased by one per cent to a nine month record of 188 Mt (213 Mt on a 100 per cent basis), reflecting continued strong supply chain performance, including improved car dumper utilisation and lower COVID-19 related impacts than the prior period. This was partially offset by a 24 hour safety stop across the WAIO business and a further two day suspension of rail operations following the tragic fatality, and the planned tie-in of PDP1, which remains on track to be completed in the 2024 calendar year.

The production ramp up at South Flank remains on track to reach full capacity of 80 Mtpa (100 per cent basis) by the end of the 2024 financial year. Current year performance has contributed to record year to date WAIO lump sales. Additionally, the deployment of autonomous haul trucks is well progressed and is expected to be completed by the end of the 2023 calendar year.

WAIO production guidance for the 2023 financial year remains unchanged at between 246 and 256 Mt (278 and 290 Mt on a 100 per cent basis). There has been no significant damage or reported injuries at our WAIO sites as a result of Tropical Cyclone Ilsa in April 2023. Our Port Hedland operations were suspended in coordination with the Pilbara Ports Authority, but have since ramped up to full capacity. Full year unit cost guidance at WAIO of between $18 and $19 per tonne is expected to be at the top of the range.

Samarco production increased by seven per cent to 3.3 Mt (BHP share), reflecting strong concentrator performance. Production for the 2023 financial year is expected to be at the top of the guidance range of between 3 and 4 Mt (BHP share).

In late March, the Fourth Federal Court in Brazil ordered BHP Brasil and Vale to deposit a total of BRL 10.3 billion (approximately US$1.0 billion, BHP Brasil share) in 10 instalments to be paid every 40 days, with the first instalment due on 20 May. The decision relates to a dispute as to whether certain territories in the State of Espírito Santo were affected by the dam failure. The Fourth Federal Court ordered that the deposit be paid to ensure that funds are available if required for reparation in those territories. BHP Brasil has appealed the decision.

The Group’s provisions related to the Samarco dam failure and Germano dam decommissioning are subject to ongoing assessment and totalled US$3.3 billion as at 31 December 2022, including an expected cash outlay for the 2023 calendar year of US$1.95 billion.

There are a number of matters related to the Samarco dam failure which are disclosed as contingent liabilities and given the status of proceedings it is not possible to provide a range of possible outcomes or a reliable estimate of potential future exposures for BHP. Please refer to the financial results for the period ending 31 December 2022 for further information.

BHP Operational Review for the nine months ended 31 March 2023	4

Coal

Production

	Mar YTD23	Mar Q23	Mar YTD23 vs Mar YTD22	Mar Q23 vs Mar Q22	Mar Q23 vs Dec Q22
Metallurgical coal (kt)	20,543	6,929	(2%)	(13%)	0%
Energy coal (kt)	9,408	3,934	(4%)	53%	38%

Metallurgical coal – BMA production decreased by two per cent to 21 Mt (41 Mt on a 100 per cent basis) as a result of significant wet weather. This was partially offset by continued improvement in underlying truck productivity, in particular at Goonyella and Daunia following the completion of their autonomous fleet transitions, as well as reduced COVID-19 related labour constraints. In the nine months to March 2023, BMA has experienced the highest level of rainfall in the past 10 years, significantly impacting production.2

Full year production is expected to be at the bottom of the guidance range of between 29 and 32 Mt (58 and 64 Mt on a 100 per cent basis), with further wet weather in the June 2023 quarter posing a risk to this outcome. The additional long wall move at Broadmeadow noted in the December 2022 Operational Review is planned to commence in June 2023.

While we will continue to sustain and optimise our existing assets, BMA is not making significant new investments in Queensland given the changes to the royalty regime imposed by the current government which have increased risk and reduced competitiveness of investments in the State.

Energy coal – New South Wales Energy Coal (NSWEC) production decreased by four per cent to 9 Mt reflecting the impacts of the wet weather experienced in the December 2022 half, and the increased proportion of washed coal. This was partially offset by improved stability in labour, particularly reduced absenteeism which impacted stripping performance and mine productivity in the prior period. Higher quality products made up approximately 85 per cent of sales, compared to approximately 90 per cent in the prior period. Production guidance for the 2023 financial year remains unchanged at between 13 and 15 Mt.

Following the NSW Government Directions to local thermal coal producers, NSWEC has started delivering their domestic allocation of 0.175 Mt per quarter from April 2023. The full allocation for the June 2023 quarter has been sold at 100 per cent of the current price cap of A$125 per tonne. The reservation allocation for the 2024 financial year is expected to be 0.7 Mt in line with the Directions.

Other

Nickel production

	Mar YTD23	Mar Q23	Mar YTD23 vs Mar YTD22	Mar Q23 vs Mar Q22	Mar Q23 vs Dec Q22
Nickel (kt)	58.0	19.6	0%	5%	11%

Nickel – Nickel West production was in line with the prior period at 58 kt, with the ramp up of the refinery following planned maintenance in the December 2022 quarter offset by the increased proportion of concentrate and matte products.

In March, Nickel West advised one of its third party product providers, Mincor Resources, that it will no longer accept off-specification product containing high levels of arsenic due to the issues with processing this ore. Further, a heavy rain event was experienced at the Mt Keith operations in early April 2023 impacting mine progression. As a result, production guidance for the 2023 financial year has been revised to between 75 and 85 kt (from between 80 and 90 kt).

BHP Operational Review for the nine months ended 31 March 2023	5

Potash – Our major potash project under development at Jansen is tracking to plan. In the March 2023 quarter, we commenced blasting and excavation work at the bottom of the shafts. For the remainder of the 2023 financial year, we will continue to focus on civil and mechanical construction on the surface and underground, as well as equipment procurement and port construction. The feasibility study for Jansen Stage 2 continues to progress and is on track to be completed during the 2024 financial year.

Projects

Project and ownership	Capital expenditure US$M	Initial production target date	Capacity	Progress
Jansen Stage 1 (Canada) 100%	5,723	End-CY26	Design, engineering and construction of an underground potash mine and surface infrastructure, with capacity to produce 4.35 Mtpa.	Project is 20% complete

Minerals exploration

Minerals exploration expenditure for the nine months to 31 March 2023 was US$239 million, of which US$196 million was expensed.

BHP has identified a new copper porphyry mineralised system, Ocelot, located 140 km east of Phoenix, Arizona, United States in the Miami-Globe copper district. From 2019 to present, BHP has drilled 12 holes in the project area, totalling 17,748 metres with 10 holes intersecting porphyry copper style mineralisation. Ten of the holes resulted in 12 intervals of significant intercepts with laboratory assay results average copper grades ranging from 0.44 to 0.92 per cent copper. The project remains at an early exploration stage with two holes to be completed from the current exploration drill program and is expected to be completed by May 2023. For further details refer to Appendix 1.

At Oak Dam in South Australia we continue to work in close partnership with traditional owners, and the South Australian government have recently granted environmental approval for the next phase of exploration drilling. The approval permits up to 14 drill rigs, more than double the current approval, an accommodation camp for up to 150 people and core processing facilities. We currently operate 6 drills rigs in the area and expect to increase this to 10 drill rigs by the end of the September 2023 quarter.

Following the execution of the Option Agreement with Mundoro Capital in January 2023, covering three exploration projects in Serbia (Trstenik, Borsko and South Timok), Mundoro has commenced initial drilling on the Borsko project.

The inaugural BHP Xplor accelerator program, supporting early-stage mineral exploration companies to find critical resources, such as copper and nickel, is now underway. Seven companies were selected into the program, which offers participants in-kind services, mentorship and networking opportunities.

Elsewhere, we continue to progress exploration activities in Canada, Chile, Ecuador, and Peru.

Variance analysis relates to the relative performance of BHP and/or its operations during the nine months ended March 2023 compared with the nine months ended March 2022, unless otherwise noted. Production volumes, sales volumes and capital and exploration expenditure from subsidiaries are reported on a 100 per cent basis; production and sales volumes from equity accounted investments and other operations are reported on a proportionate consolidation basis. Numbers presented may not add up precisely to the totals provided due to rounding.

The following footnotes apply to this Operational Review:

1	2023 financial year unit cost guidance: Escondida US$1.25-1.45/lb, WAIO US$18-19/t, BMA US$100-105/t and NSWEC US$84-91/t; based on exchange rates of AUD/USD 0.72 and USD/CLP 830.
2

767mm of rainfall recorded at Moranbah in the nine months ended 31 March 2023 compared to 498mm in the nine months ended 31 March 2022. The first nine months of financial year 2023 are the wettest in the last ten years, and the fifth wettest in the last fifty years.

The following abbreviations may have been used throughout this report: cost and freight (CFR); cost, insurance and freight (CIF); dry metric tonne unit (dmtu); free on board (FOB); grams per tonne (g/t); kilograms per tonne (kg/t); kilometre (km); megawatt (MW); metre (m); millimetre (mm); million tonnes (Mt); million tonnes per annum (Mtpa); ounces (oz); pounds (lb); thousand ounces (koz); thousand tonnes (kt); thousand tonnes per annum (ktpa); thousand tonnes per day (ktpd); tonnes (t); and wet metric tonnes (wmt).

In this release, the terms ‘BHP’, the ‘Group’, ‘BHP Group’, ‘we’, ‘us’, ‘our’ and ‘ourselves’ are used to refer to BHP Group Limited and, except where the context otherwise requires, our subsidiaries. Refer to note 28 ‘Subsidiaries’ of the Financial Statements in BHP’s 30 June 2022 Appendix 4E for a list of our significant subsidiaries. Those terms do not include non-operated assets. Notwithstanding that this release may include production, financial and other information from non-operated assets, non-operated assets are not included in the BHP Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless stated otherwise. Our non-operated assets include Antamina and Samarco. BHP Group cautions against undue reliance on any forward-looking statement or guidance in this release, particularly in light of the current economic climate and significant volatility, uncertainty and disruption arising in connection with COVID-19. These forward-looking statements are based on information available as at the date of this release and are not guarantees or predictions of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the statements contained in this release.

BHP Operational Review for the nine months ended 31 March 2023	6

Further information on BHP can be found at: bhp.com

Authorised for lodgement by:

Stefanie Wilkinson

Group Company Secretary

Media Relations	Investor Relations

Email: media.relations@bhp.com	Email: investor.relations@bhp.com

Australia and Asia	Australia and Asia

Gabrielle Notley	John-Paul Santamaria
Tel: +61 3 9609 3830 Mobile: +61 411 071 715	Mobile: +61 499 006 018

Europe, Middle East and Africa	Europe, Middle East and Africa

Neil Burrows	James Bell
Tel: +44 20 7802 7484 Mobile: +44 7786 661 683	Tel: +44 20 7802 7144 Mobile: +44 7961 636 432

Americas	Americas

Renata Fernandez	Monica Nettleton
Mobile: +56 9 8229 5357	Mobile: +1 416 518 6293

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BHP Operational Review for the nine months ended 31 March 2023	7

Production summary

		Quarter ended					Year to date
	BHP interest	Mar 2022	Jun 2022	Sep 2022	Dec 2022	Mar 2023	Mar 2023	Mar 2022
Copper [1]
Copper
Payable metal in concentrate (kt)
Escondida [2]	57.5%	178.2	233.5	203.1	208.3	200.8	612.2	569.1
Pampa Norte [3]	100.0%	32.4	28.2	28.6	32.5	32.0	93.1	83.0
Antamina	33.8%	36.1	39.6	37.1	35.2	29.6	101.9	110.3

Total		246.7	301.3	268.8	276.0	262.4	807.2	762.4

Cathode (kt)
Escondida [2]	57.5%	48.2	55.8	49.6	49.7	50.8	150.1	145.6
Pampa Norte [3]	100%	35.8	49.0	42.0	44.2	41.0	127.2	121.0
Olympic Dam	100%	39.0	55.7	49.7	54.4	51.7	155.8	82.7

Total		123.0	160.5	141.3	148.3	143.5	433.1	349.3

Total copper (kt)		369.7	461.8	410.1	424.3	405.9	1,240.3	1,111.7

Lead
Payable metal in concentrate (t)
Antamina	33.8%	282	181	228	114	169	511	937

Total		282	181	228	114	169	511	937

Zinc
Payable metal in concentrate (t)
Antamina	33.8%	32,732	27,576	32,685	29,929	23,612	86,226	95,624

Total		32,732	27,576	32,685	29,929	23,612	86,226	95,624

Gold
Payable metal in concentrate (troy oz)
Escondida [2]	57.5%	36,303	45,770	38,236	48,402	48,954	135,592	121,202
Pampa Norte [3]	100%	7,929	8,198	5,521	3,875	8,152	17,548	20,672
Olympic Dam (refined gold)	100%	29,355	26,080	47,184	43,280	49,086	139,550	93,437

Total		73,587	80,048	90,941	95,557	106,192	292,690	235,311

Silver
Payable metal in concentrate (troy koz)
Escondida [2]	57.5%	1,270	1,311	1,210	1,510	1,346	4,066	4,023
Pampa Norte [3]	100%	261	262	252	245	409	906	749
Antamina	33.8%	1,191	1,212	1,190	923	801	2,914	3,866
Olympic Dam (refined silver)	100%	149	145	295	261	277	833	598

Total		2,871	2,930	2,947	2,939	2,833	8,719	9,236

Uranium
Payable metal in concentrate (t)
Olympic Dam	100%	781	776	817	943	833	2,593	1,599

Total		781	776	817	943	833	2,593	1,599

Molybdenum
Payable metal in concentrate (t)
Pampa Norte [3]	100%	—	71	34	216	407	657	—
Antamina	33.8%	190	249	262	348	229	839	549

Total		190	320	296	564	636	1,496	549

BHP Operational Review for the nine months ended 31 March 2023	8

Production summary

		Quarter ended					Year to date
	BHP interest	Mar 2022	Jun 2022	Sep 2022	Dec 2022	Mar 2023	Mar 2023	Mar 2022
Iron Ore
Iron Ore
Production (kt) [4]
Newman	85%	11,940	14,063	14,053	16,172	11,925	42,150	42,978
Area C Joint Venture	85%	24,888	27,685	26,971	26,302	25,284	78,557	66,746
Yandi Joint Venture	85%	8,418	6,409	5,497	5,613	4,941	16,051	32,513
Jimblebar [5]	85%	13,444	15,005	17,404	17,720	16,575	51,699	43,777
Samarco	50%	994	1,000	1,148	1,095	1,048	3,291	3,071

Total		59,684	64,162	65,073	66,902	59,773	191,748	189,085

Coal
Metallurgical coal
Production (kt) [6]
BHP Mitsubishi Alliance (BMA)	50%	7,944	8,183	6,662	6,952	6,929	20,543	20,959

Total		7,944	8,183	6,662	6,952	6,929	20,543	20,959

Energy coal
Production (kt)
NSW Energy Coal	100%	2,577	3,919	2,623	2,851	3,934	9,408	9,782

Total		2,577	3,919	2,623	2,851	3,934	9,408	9,782

Other
Nickel
Saleable production (kt)
Nickel West	100%	18.7	18.8	20.7	17.7	19.6	58.0	58.0

Total		18.7	18.8	20.7	17.7	19.6	58.0	58.0

Cobalt
Saleable production (t)
Nickel West	100%	125	110	238	93	175	506	522

Total		125	110	238	93	175	506	522

1	Metal production is reported on the basis of payable metal.
2	Shown on a 100% basis. BHP interest in saleable production is 57.5%.
3	Includes Cerro Colorado and Spence.
4	Iron ore production is reported on a wet tonnes basis.
5	Shown on a 100% basis. BHP interest in saleable production is 85%.
6	Metallurgical coal production is reported on the basis of saleable product. Production figures may include some thermal coal.

Throughout this report figures in italics indicate that this figure has been adjusted since it was previously reported.

BHP Operational Review for the nine months ended 31 March 2023	9

Production and sales report

		Quarter ended					Year to date
		Mar 2022	Jun 2022	Sep 2022	Dec 2022	Mar 2023	Mar 2023	Mar 2022
Copper
Metals production is payable metal unless otherwise stated.

Escondida, Chile [1]
Material mined	(kt)	107,676	115,409	110,248	101,987	106,170	318,405	338,834
Concentrator throughput	(kt)	30,235	34,318	32,894	33,911	33,309	100,114	99,550
Average copper grade - concentrator	(%)	0.80%	0.88%	0.83%	0.76%	0.78%	0.79%	0.74%
Production ex mill	(kt)	191.5	239.5	214.6	212.8	210.0	637.4	596.3

Production
Payable copper	(kt)	178.2	233.5	203.1	208.3	200.8	612.2	569.1
Copper cathode (EW)	(kt)	48.2	55.8	49.6	49.7	50.8	150.1	145.6
- Oxide leach	(kt)	12.2	17.5	15.2	17.6	14.7	47.5	40.1
- Sulphide leach	(kt)	36.0	38.3	34.4	32.1	36.1	102.6	105.5

Total copper	(kt)	226.4	289.3	252.7	258.0	251.6	762.3	714.7

Payable gold concentrate	(troy oz)	36,303	45,770	38,236	48,402	48,954	135,592	121,202
Payable silver concentrate	(troy koz)	1,270	1,311	1,210	1,510	1,346	4,066	4,023

Sales
Payable copper	(kt)	177.0	230.4	196.7	216.0	197.3	610.0	567.7
Copper cathode (EW)	(kt)	47.2	58.9	45.9	53.5	43.8	143.2	143.6
Payable gold concentrate	(troy oz)	36,303	45,770	38,236	48,402	48,954	135,592	121,202
Payable silver concentrate	(troy koz)	1,270	1,311	1,210	1,510	1,346	4,066	4,023

1 Shown on a 100% basis. BHP interest in saleable production is 57.5%.

Pampa Norte, Chile
Cerro Colorado
Material mined	(kt)	3,516	3,604	3,179	583	172	3,934	13,676
Ore stacked	(kt)	3,181	4,259	4,373	4,119	3,567	12,059	10,776
Average copper grade - stacked	(%)	0.53%	0.55%	0.54%	0.56%	0.57%	0.56%	0.59%

Production
Copper cathode (EW)	(kt)	11.6	14.7	12.8	12.2	12.0	37.0	40.3

Sales
Copper cathode (EW)	(kt)	10.5	16.2	13.3	12.2	10.9	36.4	38.6

Spence
Material mined	(kt)	24,040	26,749	26,956	26,980	24,858	78,794	69,219
Ore stacked	(kt)	5,055	5,099	5,577	5,155	4,947	15,679	15,384
Average copper grade - stacked	(%)	0.67%	0.66%	0.70%	0.66%	0.64%	0.67%	0.66%
Concentrator throughput	(kt)	6,512	6,311	6,433	7,602	7,290	21,325	18,532
Average copper grade - concentrator	(%)	0.65%	0.66%	0.63%	0.60%	0.61%	0.61%	0.63%

Production
Payable copper	(kt)	32.4	28.2	28.6	32.5	32.0	93.1	83.0
Copper cathode (EW)	(kt)	24.2	34.3	29.2	32.0	29.0	90.2	80.7

Total copper	(kt)	56.6	62.5	57.8	64.5	61.0	183.3	163.7

Payable gold concentrate	(troy oz)	7,929	8,198	5,521	3,875	8,152	17,548	20,672
Payable silver concentrate	(troy koz)	261	262	252	245	409	906	749
Payable molybdenum	(t)	—	71	34	216	407	657	—

Sales
Payable copper	(kt)	28.1	28.1	26.0	22.0	39.6	87.6	81.4
Copper cathode (EW)	(kt)	20.2	35.4	29.1	33.4	25.1	87.6	79.1
Payable gold concentrate	(troy oz)	7,929	8,198	5,521	3,875	8,152	17,548	20,672
Payable silver concentrate	(troy koz)	261	262	252	245	409	906	749
Payable molybdenum	(t)	—	25	25	216	492	733	—

BHP Operational Review for the nine months ended 31 March 2023	10

Production and sales report

		Quarter ended					Year to date
		Mar 2022	Jun 2022	Sep 2022	Dec 2022	Mar 2023	Mar 2023	Mar 2022
Copper (continued)
Metals production is payable metal unless otherwise stated.

Antamina, Peru
Material mined (100%)	(kt)	58,118	64,026	63,865	68,750	57,939	190,554	182,878
Concentrator throughput (100%)	(kt)	13,135	13,131	13,858	14,272	12,349	40,479	39,365
Average head grades
- Copper	(%)	0.94%	1.02%	0.93%	0.86%	0.88%	0.89%	0.97%
- Zinc	(%)	1.13%	1.05%	1.09%	0.99%	1.06%	1.05%	1.13%

Production
Payable copper	(kt)	36.1	39.6	37.1	35.2	29.6	101.9	110.3
Payable zinc	(t)	32,732	27,576	32,685	29,929	23,612	86,226	95,624
Payable silver	(troy koz)	1,191	1,212	1,190	923	801	2,914	3,866
Payable lead	(t)	282	181	228	114	169	511	937
Payable molybdenum	(t)	190	249	262	348	229	839	549

Sales
Payable copper	(kt)	32.9	40.7	37.6	34.7	32.4	104.7	107.5
Payable zinc	(t)	29,920	30,847	33,820	29,127	25,851	88,798	95,068
Payable silver	(troy koz)	1,078	1,230	1,015	850	768	2,633	3,586
Payable lead	(t)	269	363	130	91	181	402	845
Payable molybdenum	(t)	199	205	250	298	297	845	455

Olympic Dam, Australia
Material mined [1]	(kt)	2,424	2,477	2,412	2,264	2,317	6,993	6,357
Ore milled	(kt)	2,122	2,436	2,570	2,687	2,433	7,690	5,251
Average copper grade	(%)	2.21%	2.15%	2.13%	2.08%	1.95%	2.06%	2.13%
Average uranium grade	(kg/t)	0.62	0.56	0.58	0.58	0.59	0.58	0.58

Production
Copper cathode (ER and EW)	(kt)	39.0	55.7	49.7	54.4	51.7	155.8	82.7
Payable uranium	(t)	781	776	817	943	833	2,593	1,599
Refined gold	(troy oz)	29,355	26,080	47,184	43,280	49,086	139,550	93,437
Refined silver	(troy koz)	149	145	295	261	277	833	598

Sales
Copper cathode (ER and EW)	(kt)	36.3	55.8	45.9	56.8	50.5	153.2	83.3
Payable uranium	(t)	236	1,031	272	1,127	683	2,082	1,313
Refined gold	(troy oz)	30,935	24,622	49,542	41,900	47,300	138,742	94,357
Refined silver	(troy koz)	182	87	320	233	307	860	598

1 Material mined refers to underground ore mined, subsequently hoisted or trucked to surface.

BHP Operational Review for the nine months ended 31 March 2023	11

Production and sales report

		Quarter ended					Year to date
		Mar 2022	Jun 2022	Sep 2022	Dec 2022	Mar 2023	Mar 2023	Mar 2022
Iron Ore
Iron ore production and sales are reported on a wet tonnes basis.

Western Australia Iron Ore, Australia
Production
Newman	(kt)	11,940	14,063	14,053	16,172	11,925	42,150	42,978
Area C Joint Venture	(kt)	24,888	27,685	26,971	26,302	25,284	78,557	66,746
Yandi Joint Venture	(kt)	8,418	6,409	5,497	5,613	4,941	16,051	32,513
Jimblebar [1]	(kt)	13,444	15,005	17,404	17,720	16,575	51,699	43,777

Total production	(kt)	58,690	63,162	63,925	65,807	58,725	188,457	186,014

Total production (100%)	(kt)	66,674	71,660	72,135	74,292	66,163	212,590	211,113

Sales
Lump	(kt)	16,966	20,006	19,561	20,375	18,021	57,957	52,339
Fines	(kt)	42,187	44,308	42,696	44,121	41,183	128,000	134,035

Total	(kt)	59,153	64,314	62,257	64,496	59,204	185,957	186,374

Total sales (100%)	(kt)	67,110	72,796	70,276	72,688	66,580	209,544	211,147

1 Shown on a 100% basis. BHP interest in saleable production is 85%.

Samarco, Brazil
Production	(kt)	994	1,000	1,148	1,095	1,048	3,291	3,071
Sales	(kt)	943	991	1,146	1,097	1,111	3,354	3,004

BHP Operational Review for the nine months ended 31 March 2023	12

Production and sales report

		Quarter ended					Year to date
		Mar 2022	Jun 2022	Sep 2022	Dec 2022	Mar 2023	Mar 2023	Mar 2022
Coal
Coal production is reported on the basis of saleable product.

BHP Mitsubishi Alliance (BMA), Australia
Production [1]
Blackwater	(kt)	1,478	1,751	1,283	1,160	1,107	3,550	4,083
Goonyella	(kt)	2,336	2,429	1,780	1,997	2,185	5,962	5,931
Peak Downs	(kt)	1,395	1,366	1,325	1,480	1,251	4,056	3,578
Saraji	(kt)	1,366	1,168	1,020	1,243	1,007	3,270	3,446
Daunia	(kt)	338	472	324	441	607	1,372	1,019
Caval Ridge	(kt)	1,031	997	930	631	772	2,333	2,902

Total production	(kt)	7,944	8,183	6,662	6,952	6,929	20,543	20,959

Total production (100%)	(kt)	15,888	16,366	13,324	13,904	13,858	41,086	41,918

Sales
Coking coal	(kt)	6,334	6,734	5,615	5,872	5,372	16,859	16,624
Weak coking coal	(kt)	805	1,118	600	727	710	2,037	2,293
Thermal coal	(kt)	484	765	267	428	104	799	1,515

Total sales	(kt)	7,623	8,617	6,482	7,027	6,186	19,695	20,432

Total sales (100%)	(kt)	15,246	17,234	12,964	14,054	12,372	39,390	40,864

1 Production figures include some thermal coal.

NSW Energy Coal, Australia
Production	(kt)	2,577	3,919	2,623	2,851	3,934	9,408	9,782
Sales - export	(kt)	2,703	3,923	2,441	2,862	3,667	8,970	10,201

BHP Operational Review for the nine months ended 31 March 2023	13

Production and sales report

		Quarter ended					Year to date
		Mar 2022	Jun 2022	Sep 2022	Dec 2022	Mar 2023	Mar 2023	Mar 2022
Other
Nickel production is reported on the basis of saleable product

Nickel West, Australia
Mt Keith
Nickel concentrate	(kt)	47.1	48.0	42.6	39.6	38.8	121.0	147.8
Average nickel grade	(%)	14.4	16.1	17.0	15.5	16.5	16.3	14.1

Leinster
Nickel concentrate	(kt)	78.0	76.0	66.8	47.9	68.4	183.1	229.2
Average nickel grade	(%)	8.9	10.3	9.9	9.4	8.6	9.3	9.0

Saleable production
Refined nickel [1]	(kt)	13.3	11.7	17.5	10.8	13.2	41.5	45.9
Nickel sulphate [2]	(kt)	0.7	0.5	1.2	0.4	0.9	2.5	1.1
Intermediates and nickel by-products [3]	(kt)	4.7	6.6	2.0	6.5	5.5	14.0	11.0

Total nickel	(kt)	18.7	18.8	20.7	17.7	19.6	58.0	58.0

Cobalt by-products	(t)	125	110	238	93	175	506	522

Sales
Refined nickel [1]	(kt)	15.3	11.7	18.1	10.2	13.0	41.3	46.0
Nickel sulphate [2]	(kt)	0.7	0.5	0.8	0.5	0.9	2.2	0.8
Intermediates and nickel by-products [3]	(kt)	2.7	6.4	1.8	7.7	5.7	15.2	9.7

Total nickel	(kt)	18.7	18.6	20.7	18.4	19.6	58.7	56.5

Cobalt by-products	(t)	125	110	238	93	175	506	522

1	High quality refined nickel metal, including briquettes and powder.
2	Nickel sulphate crystals produced from nickel powder.
3	Nickel contained in matte and by-product streams.

BHP Operational Review for the nine months ended 31 March 2023	14

Appendix 1: BHP Copper Exploration Ocelot

Project summary

The Ocelot project is located 140 kilometres east of Phoenix, Arizona in the prolific Miami-Globe copper district (Figure 1). The project area has a long exploration history with exploratory work by BHP commencing in 2011, including ground geophysical surveys and drilling campaigns.

BHP completed drill programs at Ocelot between January 2019 and December 2022, which consisted of 12 broad-spaced diamond drill holes to test the lateral extents, depth, and variability of mineralisation (Figure 2) of 18 km in drilling. The drill program, in conjunction with regional structural mapping and data integration has led to a follow-up drill program that is expected to be completed by May 2023.

Figure 1: Regional geology of the Globe-Miami District showing known porphyry copper deposits and the Ocelot project.

Geology and mineralisation

Ocelot has a similar regional setting to the Resolution deposit, which is approximately 32 km to the southwest, and is located in the Globe-Miami mining district, known to host a cluster of Laramide-age porphyry copper deposits including Miami-Inspiration, Pinto Valley and Copper Cities.

Mineralisation occurs under approximately 700 m of post-mineral cover and adjacent to the historic Old Dominion mine, which was primarily focused on high-grade mineralisation of the Old Dominion vein system and ceased production in 1931.

This drilling has intersected Laramide porphyry style alteration and mineralisation related to the Schultze Granite intrusive complex. The main copper sulphide species are chalcopyrite and bornite, with lesser chalcocite. The copper sulphides occur disseminated and vein-hosted, favouring permeable and chemically reactive host lithologies including Dripping Spring Quartzite, Pioneer Formation, and Proterozoic diabase. Assay results of significant intercepts are presented in Table 1 with a simplified geological cross section in Figure 3.

Further details relating to the drilling program are included within this appendix.

BHP Operational Review for the nine months ended 31 March 2023	15

Table 1: Significant copper intercepts at Project Ocelot

Hole ID	From (m)	To (m)	Length[1] (m)	Copper %
OCLT1902D	838	1,197	359	0.60
OCLT1903D	714	816	102	0.92
OCLT1903D	844	923	79	0.60
OCLT1903D	978	1,112	134	0.44
OCLT2104D	936	1,212	276	0.63
OCLT2105D	786	1,083	297	0.65
OCLT2106D	992	1,226	234	0.73
OCLT2107D	1,200	1,390	190	0.47
OCLT2209D	1,379	1,464	85	0.71
OCLT2210D	921	1,196	275	0.59
OCLT2211D	787	1,289	502	0.80
OCLT2212D	1,165	1,377	192	0.80

1.	Downhole intercept lengths, true widths not known.

Further work

BHP’s Metals Exploration team is currently completing a follow-up drilling program, to test the presence and continuity of a high-grade core of the mineralisation and BHP will continue to evaluate the results as the program progresses. Additional work also includes the interpretation and modeling of a recently completed passive seismic, and borehole electromagnetic (EM) surveys. This will be integrated into the structural interpretation and geologic modelling.

BHP Operational Review for the nine months ended 31 March 2023	16

Figure 2: Plan of the Ocelot project area showing drill hole collar locations and section A - A’.

Figure 3: Section A – A’ (using a 150m projection from section line as seen in Figure 2) looking northwest. Downhole traces showing copper grade for drill holes OCLT2107D, OCLT2105D, OCLT2104D and OCLT1901D.

BHP Operational Review for the nine months ended 31 March 2023	17

Table 2: Drill hole collar locations and depths in World Geodetic System 1984 (WGS84 UTMZ12N)

Hole ID	Drill Hole Type	Easting (m)	Northing (m)	RL (m)	Azimuth	Dip	Total Depth (m)
OD108	Historic[1]	519301	3696597	1,070	360	-90	909.8
OD109	Historic[1]	519064	3696453	1,085	360	-90	917.6
OD-13-1	Historic[1]	519505	3696448	1,082	120	-88	1,044.3
OD-13-2	Historic[1]	519204	3696998	1,073	92	-89	1,059.2
OCLT1901D	DD	518857	3697648	1,072	178	-80	1,477.9
OCLT1902D	DD	518286	3696293	1,131	41	-85	1,517.5
OCLT1903D	DD	518779	3696813	1,104	135	-85	1,326.2
OCLT2104D	DD	517943	3696902	1,133	245	-85	1,271.5
OCLT2105D	DD	517972	3696564	1,104	190	-80	1,036.6
OCLT2106D	DD	517908	3696050	1,122	0	-85	1,364.9
OCLT2107D	DD	517242	3696368	1,031	355	-85	1,389.9
OCLT2108D	DD	516531	3698255	1,100	175	-85	1,440.8
OCLT2209D	DD	517996	3695796	1,144	185	-80	1,517.0
OCLT2210D	DD	518184	3696067	1,134	0	-85	1,324.7
OCLT2211D	DD	518779	3696796	1,104	160	-59	1,372.2
OCLT2212D	DD	518001	3695800	1,144	2	-85.5	1,649.3

1.	Historic drill holes include Phelps Dodge holes (OD108 and OD 109) drilled in 1965 to 1966 and BHP holes (OD-13-1 and OD-13-2) drilled in 2013.

Sampling techniques

•

All samples were obtained from diamond drilling. The diamond core analysed was predominantly HQ size, and core samples were split using a core saw with half of the core being submitted for assaying and the other half returned to BHPs custody.

Drilling techniques

•	All drill holes were completed using diamond drilling from surface, initially as PQ sized, followed by HQ and some holes ended in NQ.

•

PWT casing was typically set within the first 100m of the drill hole. Depending on ground condition additional HWT casing or PQ rods may be set when the hole was reduced to HQ (between 500m and 1,100m).

•

Each hole was surveyed using a north seeking gyroscopic camera or equivalent, run within the drill rods at 200 foot (~61 m) intervals. Core was oriented using a True North or REFLEX ACT III orientation tool.

Drill sample recovery

•

Drill core recovery was measured and recorded continuously from the start of casing to the end of the hole for each drill hole. The end of each run was marked on a wooden block which indicates the end of the run depth, the total length drilled, and total length recovered for that run.

•	Drill core recoveries are measured at the drill site, with an average recovery of greater than 96%, and the majority of holes recovering greater than 98%.

•	There is no known relationship between sample loss and grade to indicate a sample bias may have occurred.

BHP Operational Review for the nine months ended 31 March 2023	18

Logging

•

The following observations were recorded prior to sampling: lithologic descriptions, including rock type and texture, alteration mineral assemblages, sulphide abundance and distribution, structural measurements and feature descriptions, and the abundance and descriptions of any veining.

•	Handheld XRF readings were taken periodically on the whole core at site using an Olympus Delta or Vanta XRF.

•	Magnetic susceptibility readings were taken systematically on the whole core at site using a KT-10 Terraplus magnetic susceptibility meter.

•	All recovered drill core was logged to depth.

•	All drill holes were logged in qualitative detail.

•	All core was photographed wet and dry as whole core inside the core trays.

Sub-sampling techniques and sample preparation

•	Diamond core was split using a core saw with half of the core being submitted to ALS Laboratory for assaying and the other half returned to BHPs custody.

•	Submitted sample intervals were approximately 3 m in length unless geological variability dictated smaller intervals.

•	All samples were crushed to 2 mm with 250 g being split off and pulverized further to better than 85% passing 75 microns.

•	Duplicates were collected at each preparation stages where a reduction in sample mass occurred. The combined duplicates taken reflect approximately 3.5 to 5% total of the overall drill core.

•	Sample size is considered appropriate for the style of mineralisation.

Quality of assay data and laboratory tests

•	All samples were prepared using ALS laboratories in Tucson, Arizona. Sample pulps are then shipped to ALS laboratories in Reno, Nevada or Vancouver, Canada for analysis.

•	48 element suite was analysed using 4-acid digestion followed by ICP-MS (ME-MS61).

•	30g or 50g fire assay was used to analyse Au.

•	Samples exceeding 1 wt% Cu were rerun utilising an analytical method with higher accuracy (Cu-OG62).

•

Certified reference materials sourced from OREAS and duplicates were inserted on a regular basis, and where dictated by geological variability within each sample batch. Reference samples represent at least 10% of the samples submitted for analysis.

Verification of sampling and assaying

•	Significant intercepts were identified from the assay results and validated against visual inspection of drill core and logging data.

•	The drilling programs were early-stage exploration with no twinned holes drilled.

•

Geological logging of drill holes is captured digitally and combined with the laboratory analysis in a drill hole database to ensure consistency between the datasets. All drill hole data is managed internally via a SQL server hosted database with strict validation rules.

•	The database has a security model which requires user access approval and is backed up regularly by standard backup procedures.

•	There have been no adjustments to the assay data that is uploaded to the database.

BHP Operational Review for the nine months ended 31 March 2023	19

Location of data points

•	Drill hole collars were surveyed by handheld GPS with an accuracy of 5 m. The data was manually entered in the acQuire database.

•	All coordinates are recorded in the World Geodetic System 1984 coordinate system (WGS84 UTM Z12N).

•	Downhole surveys were completed every 200 ft (~61 m) using either a north seeking gyroscopic camera or equivalent.

•	The topography is slightly hilly, with elevations varying between 1,025 m and 1,225 m.

Data spacing and distribution

•	The drill hole spacing ranged from 250 m to 1,955 m with an average spacing of 646m as shown in Figure 2.

•	At the time of this release there is insufficient data to provide an estimate of Mineral Resources.

•	No compositing has been applied to the samples.

Orientation of data in relation to geological structure

•

Drill holes have been drilled with varying dips throughout the project area, ranging between 60° and 90°, with directions spanning north, northeast, southeast, southwest, and west to avoid biased trends due to structural features.

•	Mineralisation at this stage is not well defined but is interpreted to drop down in depth to the southwest by a series of post mineralised normal faults.

Sample security

•	Core was logged and sample intervals determined by the supervising geologist. All drill core was sent directly from BHP sites to the ALS laboratory via contracted transport company.

•

At the laboratory preparation facility in Tucson, Arizona, the core was cut and sampled by the laboratory personnel based on BHP staff identified sample intervals. The laboratory completed all photography, cutting, and sample preparation. Once the samples were prepared, the laboratory staff inserted the QA/QC samples based on BHP requirements and transported all samples to the secondary laboratories for analysis. Chain of custody was recorded to enable verification of the samples.

Audits or reviews

•

The ALS laboratory sample preparation and analysis procedures were audited by BHPs internal Practice Lead Geochemistry at the beginning of calendar year 2022 with no significant issues identified. Outcomes of the audit was communicated to ALS and recommendations implemented.

•	Additional protocols relating to sample security were identified and implemented for future drill programs.

BHP Operational Review for the nine months ended 31 March 2023	20

Section 2 Reporting of Exploration Results

Mineral tenement and land tenure status

•

BHP holds 21 active mineral lode claims issued by the Bureau of Land Management (BLM) in 2017 and 2022 which are renewed on an annual basis and in good standing. Mineral lode claims are public record and information on claimant, location, and tenure is preserved for individual claims by the Bureau of Land Management’s Mineral & Land Records System.

•	In addition, BHP owns or has under license, approximately 72% of the mineral rights and 40% of surface rights via direct ownership or active access agreements in the project area of interest.

•

All drill holes have been located on privately owned surface, on which BHP either owns or has an access agreement, and over BHP held mineral rights. Prior to any ground disturbance, archeological and biological clearance studies were completed by third parties to ensure no sites of cultural importance nor protected flora and fauna would be impacted.

Exploration done by other parties

•

The Ocelot project area and surrounding region has a long history of exploration activity dating back to 1880s by multiple companies including but not limited to Phelps Dodge, Magma Copper, Freeport McMoRan, Bronco Creek Exploration and BHP.

•

BHP has records of 26 known drill holes, of which 14 were assayed, in the areas adjacent to the Ocelot project. In addition, there were 4 drill holes found at the eastern edge of the current project area drilled in the early 2010s. The four “historical” drill holes were not subjected to the same quality assurance processes and therefore uncertainties can exist, and the results are not part of this disclosure.

Drill hole Information

•	Tables 1 and 2 presented above summarise the drill hole information.

Data aggregation methods

•	All significant intersections are length weighted downhole widths. True widths are not known at this stage of the exploration program.

•	Significant intercepts were defined as intersections greater than 50 m with a minimum of 0.3% Cu and a maximum of 4 m of continuous internal dilution (<0.15% Cu).

•	Metal equivalent calculations have not been used in this report.

Relationship between mineralisation widths and intercepts lengths

•	Insufficient data is available to confirm the geological model or mineralised zones. Intercepts are reported based on downhole length, true width not known.

Diagrams

•	Figure 1 provides regional location and context for the Ocelot project location.

•	Figure 2 provided in this report shows all drill hole collar locations with hole traces including historic drill holes in the project area.

•	Figure 3 provided in this report is a northeast – southwest oblique section through drill holes OCLT2107D, OCLT2105, OCLT2104D and OCLT1901D looking northwest.

Balanced reporting

•	All drill holes available in the project area are included in this report.

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Only significant intercepts from drill holes completed after 2018 are shown in Table 1. Historic drill holes intercepts have not been included as they have no supporting QAQC results and are yet to be verified.

•	OCLT1901D and OCLT2108D were drilled but did not meet the significant intercepts threshold as described in the data aggregation methods section above.

BHP Operational Review for the nine months ended 31 March 2023	21

Other substantive exploration data

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Two ground direct current induced polarization with passive magnetotelluric (DCIP-MT) geophysical survey were completed in 2016 and 2017 with an additional ground magnetotelluric (MT) survey completed 2019. All surveys had varying results due do passive noise in the area and local town infrastructure.

•	Downhole pulse electro magnetics (EM) surveys were run on 9 of the 12 exploration holes drilled.

•	A ground passive seismic survey was completed in 2022, with results still pending.

Competent Person statement

The information in the report to which this statement is attached that relates to Exploration Results is based on information compiled by Francisco Crignola, a Competent Person who is a Member of The Australasian Institute of Mining and Metallurgy (MAusIMM). Mr Crignola is a full-time employee of BHP. Mr Crignola has sufficient experience that is relevant to the style of mineralisation and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’. Mr Crignola consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.

BHP Operational Review for the nine months ended 31 March 2023	22

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited
Date: April 21, 2023	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary